Exhibit 99.3

Hexindai Announces the Results of Annual General Meeting and Name Change

BEIJING, December 16, 2020, Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a social e-commerce platform in China, today announced that it held the 2020 annual general meeting of shareholders (the “AGM”) at the Conference Room, 5th Floor, Block C, Shimao Plaza, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, People’s Republic of China, at 10:00 a.m. (Beijing Time) on December 16, 2020. At the AGM, holders of 52,025,638 ordinary shares (including ordinary shares represented by the Company’s American Depositary Shares), out of the 52,458,550 ordinary shares issued and outstanding, were present in person or by proxy, and therefore constituted a quorum of more than one-third of the ordinary shares outstanding and entitled to vote at the AGM as of November 6, 2020, the record date of the AGM.

At the AGM, the shareholders of the Company approved the name change of the Company from “Hexindai Inc.” to “Xiaobai Maimai Inc.”, as a special resolution of the Company. As an ordinary resolution of the Company, the shareholders ratified the appointment of Wei, Wei& Co., LLP as the Company’s independent registered public accounting firm.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a social e-commerce platform based in Beijing, China. The Company collaborates with domestic e-commerce platforms and offers users a wide selection of high-quality and affordable products on its new social e-commerce platform. Leveraging its cooperation with mainstream e-commerce platforms and services marketplaces, and its data analytics algorithm and operating system, the Company continues to identify and introduce cost-efficient products and attract users to its platform and generate higher user satisfaction to realize the platform’s fast growth.

For more information, please visit http://ir.xiaobaimaimai.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals, strategies and expansion plans; its future business development, financial condition and results of operations; its ability to attract and retain new users and to increase revenues generated from repeat users; its expectations regarding demand for and market acceptance of its products and services; its relationships and cooperation with e-commerce platforms and services marketplaces; trends and competition in China’s e-commerce market; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s corporate structure and the e-commerce industry; and general economic conditions in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For investor inquiries, please contact:

Hexindai

Investor Relations

Ms. Zenabo Ma

Email: ir@xiaobaimaimai.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10- 5900-1548

E-mail: Eyuan@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com